Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Experts” and “Selected Historical Consolidated Financial Data of Diversa” in the Registration Statement (Form S-4) and related Joint Proxy Statement/ Prospectus of Diversa Corporation and Celunol Corporation and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements of Diversa Corporation, Diversa Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Diversa Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

March 14, 2007